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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)


                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                  MEDEX, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                                   FCY, INC.
                                 FURON COMPANY
                                   (BIDDERS)

                            ------------------------

                    COMMON SHARES, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   0005841051
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                            DONALD D. BRADLEY, ESQ.
                                 FURON COMPANY
                             29982 IVY GLENN DRIVE
                        LAGUNA NIGUEL, CALIFORNIA 92677
                                 (714) 831-5350
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ------------------------

                                    COPY TO:

                              GARY J. SINGER, ESQ.
                             THOMAS E. WOLFE, ESQ.
                             O'MELVENY & MYERS LLP
                      610 NEWPORT CENTER DRIVE, SUITE 1700
                      NEWPORT BEACH, CALIFORNIA 92660-6429
                                 (714) 760-9600

                            ------------------------

                               NOVEMBER 12, 1996
        (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)


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     This Amendment No. 1 amends and supplements the Schedule 14D-1 Tender Offer Statement (as such may be amended from time to time, the "Statement") filed on November 15, 1996 by Furon Company, a California corporation ("Furon"), and FCY, Inc., an Ohio corporation ("Purchaser") and wholly owned subsidiary of Furon, relating to the offer by Purchaser to purchase all outstanding common shares, par value $.01 per share (the "Shares"), of Medex, Inc., an Ohio corporation, including the associated common share purchase rights (the "Rights") issued under the Rights Agreement, dated as of October 12, 1996 and as amended, between the Company and the Huntington National Bank, as rights agent, at a price of $23.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 1996 and in the related Letter of Transmittal. The Statement as filed on November 15, 1996 also constituted a statement on Schedule 13D (the "13D Statement"). This Amendment No. 1 does not amend or supplement the 13D Statement.



     This Amendment is filed for the sole purpose of replacing the form of agreement filed as Exhibit 99.11 to the Statement with another copy of such agreement in order to correct an error in the form of such agreement as filed previously. This Amendment does not represent a material change in the information set forth in the Statement.



     All capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Statement. In connection with the foregoing, Furon and Purchaser are hereby amending the Statement as follows:



ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.



     Item 11 is amended and supplemented by replacing Exhibit 99.11 with the following exhibit which is filed herewith.




EXHIBIT
 NO.                                          DESCRIPTION
------    -----------------------------------------------------------------------------------
99.11     Form of Agreement, dated as of November 12, 1996, by and among Furon Company, FCY,
          Inc. and the directors and officers of Medex, Inc.

                                   SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                                          FCY, INC.


                                          By: /s/ DONALD D. BRADLEY
                                          --------------------------------------

                                          Name: Donald D. Bradley
                                          --------------------------------------

                                          Title: Secretary
                                          --------------------------------------


                                          FURON COMPANY


                                          By: /s/ DONALD D. BRADLEY
                                          --------------------------------------

                                          Name: Donald D. Bradley
                                          --------------------------------------

                                          Title: General Counsel and Secretary
                                          --------------------------------------




Dated: November 27, 1996

                                 EXHIBIT INDEX

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.



EXHIBIT
NUMBER                                 EXHIBIT NAME                                    PAGE
-------   -----------------------------------------------------------------------   -----------
  99.11   Form of Agreement, dated as of November 12, 1996, by and among Furon
          Company, FCY, Inc. and the directors and officers of Medex, Inc. ......